SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20429

                                  SCHEDULE 13D*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Quaker City Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    74731K106
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                                 (CUSIP Number)

                           Brunilda Santos De Alvarez
                  Executive Vice President and General Counsel
                                  Popular, Inc.
                             209 Munoz Rivera Avenue
                           Hato Rey, Puerto Rico 00918
                                 (787) 765-9800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74731K106
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1         Name of Reporting Person: Popular, Inc.
          I.R.S. Identification Nos. of Above Persons (Entities Only):
            66-0416582
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2         Check the Appropriate Box if a Member of a Group:             (a) [_]
                                                                        (b) [X]
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3         SEC Use Only

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4         Source of Funds:  Not Applicable

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5         Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Item 2(d) or 2(e):
                                                                            [_]
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6         Citizenship or Place of Organization: Puerto Rico

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     NUMBER OF          7       Sole Voting Power:  0
      SHARES            --------------------------------------------------------
   BENEFICIALLY         8       Shared Voting Power:  585,296*
     OWNED BY           --------------------------------------------------------
       EACH             9       Sole Dispositive Power:  0
    REPORTING           --------------------------------------------------------
   PERSON WITH          10      Shared Dispositive Power:  0
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11        Aggregate Amount Beneficially Owned by Each Reporting Person:
          585,296*
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12        Check Box if the Aggregate Amount in Row 11 Excludes Certain
          Shares:                                                           [_]
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13        Percent of Class Represented by Amount in Row 11:  9.32%*

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14        Type of Reporting Person:  CO

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* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.


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ITEM 1   SECURITY AND ISSUER.

         This Statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of Quaker City Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 7021 Greenleaf Avenue, Whittier, California 90602.

ITEM 2   IDENTITY AND BACKGROUND.

         (a)-(c); (f) This Statement is filed by Popular, Inc. ("Popular"), a diversified, publicly owned bank holding company, incorporated under the laws of the Commonwealth of Puerto Rico. Popular has a principal place of business and a principal office at 209 Munoz Rivera Avenue, Hato Rey, Puerto Rico 00918. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Popular, reference is made to Exhibit A attached hereto and incorporated herein by reference.

         (d)-(e) Neither Popular, nor, to the best of Popular's knowledge, any of the persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         David S. Engelman, Alfred J. Gobar, Wayne L. Harvey, Kathryn M. Hennigan, David K. Leichtfuss, Frederic R. McGill, Edward L. Miller, J.L. Thomas, Dwight L. Wilson (collectively, the "Stockholders") and Popular have entered into Voting and Support Agreements (described in Item 4 of this Statement and a form of which is attached hereto as Exhibit B) (each a "Voting Agreement", and collectively, the "Voting Agreements") with respect to certain Shares beneficially owned by the Stockholders. No Shares were purchased by Popular pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4   PURPOSE OF TRANSACTION.

         (a)-(j) The purpose of Popular's entering into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of March 18, 2004, between Popular and the Company, attached hereto as Exhibit C (the "Merger Agreement"). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

         Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among Popular and the Stockholders under the Voting Agreements but is not an affirmation by Popular of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Popular disclaims beneficial ownership of the Shares covered by the Voting Agreements.


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         In order to induce Popular to enter into the Merger Agreement, the
Stockholders entered into the Voting Agreements with Popular. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, (a) to appear at any meeting of stockholders of the Company or otherwise cause the Shares owned beneficially and of record by such Stockholder to be counted as present thereat for purposes of calculating a quorum, and (b) to vote, in person or by proxy, or deliver a written consent covering all the Shares, and any other voting securities of the Company (whenever acquired), that are owned beneficially and of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption of the Merger Agreement and any other action requested by Popular in furtherance thereof, (ii) against any action or agreement submitted for approval of the stockholders of the Company that such Stockholder would reasonably expect would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholder contained in the Voting Agreement, and
(iii) against any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the stockholders of the Company that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger);
(B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Certificate of Incorporation or Bylaws of the Company; or (F) any other material change in the Company's corporate structure or business. The Voting Agreement, however, does not prevent any Stockholder who is a director from discharging his fiduciary duties as a member of the board of directors of the Company.

         Under the Voting Agreements, each Stockholder also agreed to grant to Popular a proxy to vote the Shares owned beneficially and of record by such Stockholder as indicated in the Voting Agreement if such Stockholder fails for any reason to vote such Shares in accordance with such Voting Agreement. In addition, each Stockholder agreed not to transfer or otherwise dispose of any of his Shares or any other Shares acquired by such Stockholder after the date of such Voting Agreement and prior to the termination of such Voting Agreement, subject to certain narrow exceptions.

         The Voting Agreement and the proxy granted pursuant to it will terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time.

         The transactions contemplated by the Merger Agreement are summarized as follows:

         Under the Merger Agreement, a direct or indirect wholly owned subsidiary of Popular will merge with and into the Company (the "Merger"), with the Company being the surviving corporation. Pursuant to the Merger Agreement and subject to certain customary exceptions, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive U.S. $55 in cash, without interest.

         The Merger is subject to various conditions and regulatory approvals, including the prior approval of the Board of Governors of the Federal Reserve System, the New York State Banking Department and the stockholders of the Company, and the satisfaction of other customary terms and conditions in the Merger Agreement.

         The above information describes the material aspects of the Merger, the Merger Agreement and the Voting Agreement. This description does not purport to be complete and is qualified



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

in its entirety by reference to the exhibits to this document, including the Merger Agreement and the Voting Agreement.

         Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, none of Popular, or, to the best of Popular's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreements, Popular may be deemed to have beneficial ownership of an aggregate of 585,296 Shares, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 9.32% of the outstanding shares of voting stock of the Company as of March 1, 2004.

         Popular, however, hereby disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that Popular is, for any or all purposes, the beneficial owner of the securities covered by this Statement.

         Other than as provided in the first paragraph of this Item 5, neither Popular nor, to the best knowledge of Popular, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any Shares.

         (b) Pursuant to the Voting Agreements, Popular may be deemed to have shared power to vote (i) 1,875 Shares with David S. Engelman, (ii) 194,152 Shares with Alfred J. Gobar, (iii) 60,477 Shares with Wayne L. Harvey, (iv) 42,394 Shares with Kathryn M. Hennigan, (v) 45,927 Shares with David K. Leichtfuss, (vi) 77,512 Shares with Frederic R. McGill, (vii) 103,101 Shares with Edward L. Miller, (viii) 21,934 Shares with J.L. Thomas and (ix) 37,924 Shares with Dwight L. Wilson. However, Popular is not entitled to any rights as a stockholder of the Company as to the Shares that are subject to the Voting Agreements. The information required by Item 2 relating to the Stockholders is set forth in Exhibit D and consists of information contained in the Voting Agreement. To the knowledge of Popular, none of the Stockholders, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. While Popular has no reason to believe that such information was not reliable as of its date, Popular only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Popular makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         (c) Except with respect to the transactions contemplated by each Voting Agreement and the Merger Agreement, neither Popular nor, to the best of Popular's knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Shares during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, specifically incorporated herein by reference in answer to this Item 5.



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         (d) Except as set forth in this Item 5, no other person is known by
Popular to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company that may be deemed to be beneficially owned by Popular.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See "Item 4. Purpose of Transaction" for descriptions of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated by reference in answer to this Item 6.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Directors and Executive Officers of Popular.

Exhibit B:     Form of Voting Agreement, dated as of March 18, 2004, between
               Popular and each of the Stockholders.

Exhibit C:     Agreement and Plan of Merger, dated as of March 18, 2004, between the Company and Popular.

Exhibit D:     Certain Information Regarding the Stockholders.




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 26, 2004




                                       POPULAR, INC.

                                       /s/ Brunilda Santos de Alvarez
                                       -----------------------------------------
                                       By:  Brunilda Santos de Alvarez
                                            Executive Vice President and General
                                            Counsel


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